Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

[GRAPHIC OMITTED]
[CN LOGO]                                                        News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                             Stock symbols: TSE: CNR / NYSE: CNI

                                                                      www.cn.ca






STB's rail-merger moratorium is bad public policy that delays, even risks, shipper benefits of CN/BNSF combination, says Canadian National's Paul M. Tellier


SAN DIEGO, Calif., March 31, 2000 -- Canadian National President and Chief Executive Officer Paul M. Tellier said today the United States Surface Transportation Board's (STB) 15-month moratorium on rail merger applications harms shippers by delaying, even risking, the significant public benefits of CN's proposed combination with Burlington Northern Santa Fe Corporation (BNSF).

Tellier, speaking to the National Grain and Feed Association annual convention here, said the STB's moratorium is wrong on four counts:

     o No consensus supports it. In fact, U.S. Secretary of Transportation Rodney Slater and Edward Emmett, president of the National Industrial Transportation League - the largest shipper association in the U.S. - oppose such a moratorium. In addition, more than 200 shippers have called for a prompt, fair STB hearing on the CN/BNSF combination;

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     o    The moratorium is bad public policy. The STB has never questioned the merits of the CN/BNSF combination. Rather, it "claims the rail industry is too `unstable' and that shippers are suffering from problems created by the mergers of other railroads. These other railroads do not need, and certainly do not deserve, the protection that a moratorium gives them. Rather, they should have more competition. And that's what our combination would provide."

     o The moratorium harms shippers. The CN/BNSF combination will generate public benefits of more than US$500 million annually. "At best, these public benefits will be delayed for the entire period of the moratorium. At worst, the benefits will be lost forever, because delay may constitute denial of the proposed transaction."

     o The moratorium is unlawful and unnecessary. First, it denies CN and BNSF their statutory right to a prompt, fair STB hearing of their planned common control application. Second, it is not required. "The STB can change its merger review rules, if need be, without a moratorium, and while our application is under review. It can do this and still protect the public interest."

     For these reasons, CN and BNSF have launched legal actions to overturn the STB moratorium in the U.S. Court of Appeals.

     Tellier said CN brings to the CN/BNSF combination significant benefits for grain producers and feedlot operators: one of the newest locomotive fleets in the industry; best practices that include dedicated grain shuttle train services; and one of the most efficient systems for routing rail traffic through Chicago.



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CN will also provide BNSF's existing grain customers extended single-line reach to North American processors and port facilities for overseas markets, including:

          o    Trans-Atlantic shipments of grain through the Port of Quebec
               City;

          o Single-line access for wheat to flour mills in western New York and eastern Canada;

          o Single-line access for corn and soybeans to hog and poultry producers in Western Canada.

In addition, feedlots in the U.S. West and the Pacific Northwest will gain broader single-line access to grain originating in Iowa. In the Western and Central U.S., they will be able to secure oat, barley and canola supplies from Western Canada.

Tellier said he has every confidence that the CN/BNSF transaction can be executed smoothly. The reasons? The two railroads meet end-to-end, they're the industry's service leaders, they're financially strong and they share a common information technology platform.

Tellier said CN's and BNSF's confidence in a smooth integration process has prompted them to offer shippers unprecedented guarantees. The two railroads guarantee shippers equal or better rail service over their networks after the combination takes effect, backed up by a service integration plan showing how it will be achieved and a means to resolve any disputes over service. The railroads also guarantee existing rail gateways will remain open after the combination takes effect, and guarantee a service alternative will be provided to shippers who would otherwise have one rather than two carriers to use after the transaction is complete.

CN and BNSF announced their proposed combination through a new company, North American Railways Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's

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solicitation of proxies for approval of the combination, see "Certain
Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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Contact:      Mark Hallman
              System Director, Media Relations
              (416) 217-6390


This document contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time to time with the United States Securities and Exchange Commission and the Canadian Securities Administrators, such as a registration statement related to securities to be used in connection with the proposed business combination, as well as the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K, reports annual information forms and material change reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this document.